

March 1, 2013

<u>Via E-mail</u>
Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162

RE: La-Z-Boy Incorporated
Form 10-K for the Year Ended April 28, 2012
Filed June 19, 2012
Response dated February 22, 2013
File No. 1-9656

Dear Mr. Riccio:

We have reviewed your response letter dated February 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended April 28, 2012</u>

<u>Management's Discussion and Analysis</u>

<u>Critical Accounting Policies</u>

<u>Long-Lived Assets, page 35</u>

1. We note your response to comment two in our letter dated February 1, 2013. In a similar manner to your response, please disclose what consideration was given to the recurring losses in your impairment assessments of long-lived assets related to this segment. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Notes to the Financial Statements

Note 14. Segment Information, page 61

2. We note your response to comment five in our letter dated February 1, 2013. Given the significant amount of intersegment revenues, we continue to believe that you should expand your disclosures either in the notes to the financial statements or in management's discussion and analysis to disclose the extent to which each segment's operating income is derived from intersegment revenues as well as the impact these intersegment transactions have on the comparability of segment operating income from period to period. Please further advise or revise as necessary. Please show us in your supplemental response what the revisions will look like in future filings.

Schedule II – Valuation and Qualifying Accounts, page 74

3. We note your response to comment 12 in our letter dated February 1, 2013. The additional disclosures that you provided appear to be related to your product warranty liability amounts, which you already provide disclosures for in Note 10 to the financial statements on page 57. Based on your disclosures on page 34, provisions are also made at the time revenue is recognized for estimated product returns. Please also present the activity related to your product returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

        You may contact Era Anagnosti Jaskot, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief